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                     COCA-COLA ENTERPRISES INC.                       Exhibit 12

                 EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDENDS
                     (In millions except ratios)

                                        QUARTER ENDED         SIX MONTHS ENDED
                                    --------------------    --------------------
                                     JULY 2,     JULY 3,     JULY 2,     JULY 3,
                                      1999        1998        1999        1998
                                    --------    --------    --------    --------
Computation of Earnings:
  Earnings (loss) from
    continuing operations
    before income taxes.......        $ 50        $172        $(41)       $ 93
  Add:
    Interest expense..........         179         175         361         349
    Amortization of
      capitalized interest....           1           0           1           1
    Amortization of debt
      premium/discount
      and expenses............           7           7          15          13
    Interest portion of rent
      expense.................           8           7          14          13
                                      ----        ----        ----        ----
Earnings as Adjusted..........        $245        $361        $350        $469
                                      ====        ====        ====        ====
Computation of Fixed Charges:
  Interest expense............        $179        $175        $361        $349
  Capitalized interest........           0           1           2           3
  Amortization of debt premium
    /discount and expenses....           7           7          15          13
  Interest portion of rent
    expense...................           8           7          14          13
                                      ----        ----        ----        ----
Fixed Charges.................         194         190         392         378
Preferred Stock Dividends (b).           1           0           2           0
                                      ----        ----        ----        ----
Combined Fixed Charges and
  Preferred Stock Dividends...        $195        $190        $394        $378
                                      ====        ====        ====        ====

Ratio of Earnings to Fixed
  Charges (a).................        1.26        1.90         (c)        1.24
                                      ====        ====        ====        ====
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends (a).........        1.25        1.90         (c)        1.24
                                      ====        ====        ====        ====

(a)  Ratios were calculated prior to rounding to millions.

(b)  Preferred stock dividends have been increased to an amount representing the
     pretax   earnings   which  would  be   required  to  cover  such   dividend
     requirements.

(c) Earnings for the six months ended July 2, 1999 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $42 million and $44 million, respectively.